

May 7, 2024

Richard Leggett
Chief Executive Officer
Blue Ocean Acquisition Corp
2 Wisconsin Circle
7th Floor
Chevy Chase, MD 20815

> **Re: Blue Ocean Acquisition Corp**
> **Preliminary Proxy Statement**
> **Response dated May 3, 2024**
> **File No. 001-41112**

Dear Richard Leggett:

We have reviewed your May 3, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 1, 2024 letter.

Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to prior comment 1. However, you have not yet filed a Form F-4 related to the transaction and you state in your Form 8-K filed on June 6, 2023 that the merger may be terminated by either the company or TNL if the merger has not occurred by June 7, 2024. Therefore, please provide an update when you plan to file a Form F-4 and whether you plan to amend the merger agreement to extend the termination date.

 Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Real Estate & Construction

cc: Kenny S. Terrero, Esq.